Exhibit 99.1

HUTCHMED to Announce 2022 Final Results

Hong Kong, Shanghai & Florham Park, NJ — Tuesday, January 31, 2023: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; SEHK:13) will be announcing its final results for the year ended December 31, 2022 on Tuesday, February 28, 2023 at 3:30 am Eastern Standard Time (EST) / 8:30 am Greenwich Mean Time (GMT) / 4:30 pm Hong Kong Time (HKT).

Analysts and investors are invited to join a conference call and audio webcast presentation with Q&A, conducted by HUTCHMED management.

The conference call and audio webcast will take place at 8:00 am EST / 1:00 pm GMT / 9:00 pm HKT on Tuesday, February 28, 2023 and will be webcast live via the company website at www.hutch-med.com/event/. The presentation will be available for downloading before the conference call begins. Details of the conference call dial-in will be provided in the financial results announcement and on the company website.  A replay will also be available on the website shortly after the event.

About HUTCHMED

HUTCHMED (Nasdaq/AІM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. Іt is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Іt has more than 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception HUTCHMED has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) / bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500